Cohen & Steers

280 Park Avenue

New York, NY 10017

December 14, 2010

Securities and Exchange Commission

Filing Desk

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Joint Insured Fidelity Bond of:

Cohen & Steers Select Preferred and Income Fund, Inc. (File No. 811-22455)

Ladies and Gentlemen:

Enclosed for filing on behalf of the above-referenced registered investment management company (the “Fund”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, are the following documents:

(i)	A copy of the Fidelity Bond (the “Bond”), effective June 30, 2010, issued by St. Paul Fire and Marine Insurance Company insuring the Fund is attached as Exhibit 1;

(ii)	A copy of the joint Fidelity Bond Agreement in accordance with Rule 17g-1(f) is attached as Exhibit 2;

(iii)	A copy of the resolutions of the Directors of the Board, a majority of whom are not “interested persons” of the Fund, approving the amount, type, form and coverage of the Bond is attached as Exhibit 3; and

(iv)	A Rule 17g-1 Minimum Amount of Bond worksheet, showing the amount of a single insured bond which the Fund would have to maintain, had it not been named as an insured under the joint Bond, is attached as Exhibit 4.

The Fund is a newly created fund that was added to the Bond effective December 7, 2010. The Bond permits a new fund to be added to the Bond and the Bond is automatically increased to comply with Rule 17g-1 without the payment of any additional premium.

If there are any questions regarding this filing, please contact the undersigned at (212) 832-3232.

Very truly yours,

/s/ Tina M. Payne

Tina M. Payne
Assistant Secretary